FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 26, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Publicly Listed Company of Authorized Capital

Tax Number 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 76th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 12, 2012, at 09:00 hours, Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: a majority of members were present. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1.  INCORPORATION OF SADIA S.A. AND HELOISA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. – The Board decided, in combination with the Fiscal Council/Audit Committee, to approve the proposal for the incorporation of the Companies Sadia S.A. and Heloísa Indústria e Comércio de Produtos Lácteos Ltda. by BRF – Brasil Foods S.A., as well as the alterations to the by-laws that will be decided by the Shareholders´ Meeting to be held on December 18, 2012. 2. RESULTS OF THE 3rd QUARTER OF 2012 – The Board of Directors, in combination with the Fiscal Council/Audit Committee, decided to approve and authorize the publication of the Management Report, Financial Statements and Explicatory Notes for 3Q12. 3. OTHER INTERNAL COMPANY MATTERS. CLOSURE:  These minutes were then drafted, read, approved and signed by all those present. São Paulo, November 12, 2012. Nildemar Secches, Chairman; Paulo Assunção de Sousa, Deputy Chairman; Edina Biava, Secretary; Heloísa Helena de Oliveira; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho.

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 26, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director